UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the Month of October 2006

EDP- Energias de Portugal, S.A.

Praça Marquês de Pombal, 12

1250-162 Lisbon, Portugal

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

Lisbon, October 31st 2006

Reuters: EDPP.IN / EDP.N Bloomberg: EDP PL /EDP US

CONSORTIUM EÓLICAS DE PORTUGAL SIGNS CONTRACT

REGARDING PHASE A OF THE PORTUGUESE TENDER FOR NEW

WIND POWER LICENSES

Pursuant to EDP - Energias de Portugal, S.A. (“EDP”) market communication released on October 4, 2006, EDP informs that, today, Eólicas de Portugal consortium, which includes the wind power operators Enernova (EDP Group), Finerge, Generg, TP – Térmica Portuguesa and the industrial partner Enercon, signed with DGGE the contract regarding Phase A of the public tender made by the Portuguese Government for the attribution of new wind power licenses in Portugal. EDP has a 40% stake among the wind power operators that participate in this consortium.

The final score of 80.6 points achieved by the consortium enabled it to be awarded with a merit appreciation by the jury, which, besides the attribution of 800 MVA of wind capacity, allowed for an additional 200 MVA. The consortium was also granted another 20% of over capacity per wind farm to be constructed, which sums up to some 1,200 MW of wind capacity to be installed.

EDP – Energias de Portugal, S.A.

INVESTOR RELATIONS

DEPARTMENT

Miguel Viana, Head of IR

Gonçalo Santos

Elisabete Ferreira

Cristina Requicha

Rui Antunes

Ricardo Farinha

Phone +351 210012834

Fax: +351 210012899

Email: ir@edp.pt

Website: www.edp.pt

EDP – Energias de Portugal, S.A. Listed Company Head Office: Praça Marquês de Pombal,12 1250-162 Lisboa Portugal

Share Capital € 3 656 537 715 Registered with the Commercial Registry Office of Lisbon under no. 500697256 Company Tax Number 500 697 256

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 31, 2006

EDP- Energias de Portugal, S.A.

By:	/s/ António Luís Guerra Nunes Mexia
Name:	António Luís Guerra Nunes Mexia
Title:	Chief Executive Officer